KIRKLAND LAKE GOLD STRENGTHENS MANAGEMENT TEAM

Toronto, Ontario – June 19, 2017 – Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) is pleased to announce the appointment of certain key executive officers to its management team. Pierre Rocque has been elevated to the position of Vice President, Canadian Operations; Ian Holland has been elevated to the position of Vice President, Australian Operations; Mark Utting has been appointed Vice President, Investor Relations; and Brian Hagan has been appointed the Vice President, Health, Safety and the Environment.

Tony Makuch, the President and CEO of the Company noted, “We are very pleased to announce the appointment of these executive officer roles. Both Pierre and Ian are bringing extensive experience and expertise to their new roles and are integrally familiar with our Canadian and Australian operations, respectively. We are confident that both Pierre and Ian will provide the necessary leadership to our operations teams. We are also pleased that both Mark and Brian will be joining our team. Mark is a seasoned investor relations professional who will greatly strengthen our shareholder outreach and investor relations program. Brian brings to the role an extensive background in the implementation and management of health, safety and environmental programs.”

Pierre Rocque, P.Eng., is a mining engineer with over 25 years of experience. He has worked at many gold mines in Canada, including as Vice President Engineering for St Andrew Goldfields, Director Technical Services at Lake Shore Gold, Chief Engineer at the Red Lake, QR and Macassa mines, Rock Mechanics Engineer at Hemlo’s Golden Giant Mine and various mining engineering roles at Hoyle Pond and Agnico-Eagle’s Joutel mines. Mr Rocque also worked as Manager Mine Improvement Projects and Chief Engineer-Geotechnical at WMC (now BHP Billiton) Olympic Dam mine in Australia. Mr. Rocque was previously the Vice President, Technical Services of the Company since September 2016. Prior to his role at the Company, he was the Global Practice Director – Mining at Hatch. Mr Rocque graduated from l'Ecole Polytechnique de Montreal with a Bachelor degree in Mining Engineering and from Queen’s University at Kingston with a Master’s degree in Mining Engineering.

Ian Holland, FAusIMM, was previously the General Manager of the Fosterville Gold Mine since 2010 and has worked at Fosterville since 2007. He is a geologist by background with over 20 years of experience at a number of gold and base metal operations across Australia. Prior to joining Fosterville, Ian filled a range of technical and management roles at the large-scale Mount Isa Mines complex in Queensland from 2001 to 2007. Previous operations include Mount Gordon Copper Mine in Queensland and the Renison Mine in Tasmania. He holds both a Bachelor of Science and Master of Minerals Geoscience from James Cook University, as well as a Graduate Diploma in Applied Finance and Investment from the Securities Institute.

Mark Utting is a Chartered Financial Analyst with over 25 years of experience in investor relations and corporate communications, mainly in mining and financial services industries. Most recently, Mr. Utting served as the Vice President, Investor Relations for Tahoe Resources Inc. since April 2016. Prior to joining Tahoe, Mr. Utting served as the Vice President, Investor Relations of Lake Shore Gold Corp.; Director, Investor Relations of Extendicare REIT; Director, Communications and Investor Relations of Dynatec Corporation and Director, Investor Relations of Rio Algom Limited.

Brian Hagan brings over 35 years of experience implementing health, safety and environmental management systems in North American mining industry. Mr. Hagan previously served as the Vice President, Health Safety and Environment for Lake Shore Gold Corp. from 2008 to 2011. Prior to this role, Mr. Hagan was the Mine Manager of the McCreedy West Mine for FNX Mining Company. Prior to his role at FNX, Mr. Hagan spent 12 years as the Director of Health and Safety for Dynatec Corporation. Mr. Hagan is a former Chairman of the Ontario Mine Contractors Safety Association and has served on the Ontario Mining Legislative Review Committee.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer targeting 530,000 - 570,000 ounces in Tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from two highgrade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold’s solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development of the Canadian and Australian operations, the ability to realize synergies and cost savings; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold’s annual information form dated December 31, 2016, financial statements and related MD&A for the first quarter ended March 31, 2017 and their interim financial reports and related MD&A for the period ended March 31, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forwardlooking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com